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                                                                      Exhibit 23


                         INDEPENDENT AUDITORS' CONSENT


The Management Plan Committee
Allergan, Inc.:

We consent to incorporation by reference in the registration statements Nos. 33-29528 and 33-44770 on Form S-8 of Allergan, Inc. of our reports dated June 18, 1996, relating to the statements of net assets available for plan benefits of the Allergan, Inc. Savings and Investment Plan and the Allergan, Inc. Puerto Rico Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits and related schedules for the year ended December 31, 1995, which reports appear in the December 31, 1995 Annual Report on Form 11-K of Allergan, Inc. Savings and Investment Plan.



                                                           KPMG PEAT MARWICK LLP

Orange County, California
June 26, 1996